                                                                      EXHIBIT 12

                       UNITED DOMINION REALTY TRUST, INC.
           Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                        (In thousands, except ratio data)

                                                Three months ended     Nine months ended
                                                   September 30,         September 30,
                                               --------------------    --------------------
                                                 2003       2002         2003       2002
                                               ---------  ---------    ---------  ---------
Income/(loss) before discontinued operations,
 net of minority interests                     $  12,533  ($  1,113)   $  38,275  $   7,237
Add:
   Portion of rents representative
    of the interest factor                           160        156          493        517
   Minority interests                                330  (     129)       1,338        217
   Interest on indebtedness                       27,829     34,136       88,921     98,222
                                               ---------  ---------    ---------  ---------
      Earnings                                 $  40,852  $  33,050    $ 129,027  $ 106,193
                                               =========  =========    =========  =========
Fixed charges and preferred stock dividend:
   Interest on indebtedness                    $  27,829  $  34,136    $  88,921  $  98,222
   Capitalized interest                            1,030         82        1,355        782
   Portion of rents representative
    of the interest factor                           160        156          493        517
                                               ---------  ---------    ---------  ---------
      Fixed charges                               29,019     34,374       90,769     99,521
                                               ---------  ---------    ---------  ---------
Add:
   Preferred stock dividend                        7,102      6,797       20,580     20,548
   Accretion of preferred stock                   12,100         --       18,350         --
                                               ---------  ---------    ---------  ---------
      Preferred stock dividend                    19,202      6,797       38,930     20,548
                                               ---------  ---------    ---------  ---------
      Combined fixed charges and preferred
       stock dividend                          $  48,221  $  41,171    $ 129,699  $ 120,069
                                               =========  =========    =========  =========
Ratio of earnings to fixed charges                  1.41x        --x        1.42x      1.07x
Ratio of earnings to combined fixed charges
 and preferred stock dividend                         --x        --x          --x        --x

For the three months ended September 30, 2003, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $7.4 million.

For the three months ended September 30, 2002, the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend were deficient of achieving a 1:1 ratio by $1.3 million and $8.1 million, respectively.

For the nine months ended September 30, 2003, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $0.7 million.

For the nine months ended September 30, 2002, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $13.9 million.